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March 9, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	The E.W. Scripps Company (the “Company”) PREC14A Preliminary Proxy Statement filed on Schedule 14A Filed on February 28, 2018 by GAMCO Asset Management Inc.et al File No. 000-16914

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 7, 2018 (the “Staff Letter”) with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by GAMCO Asset Management Inc. (“GAMCO”), Mario Gabelli, Colleen Birdnow Brown, Raymond H. Cole and Vincent L. Sadusky on February 28, 2018, in connection with the 2018 annual meeting of stockholders of the Company (the “Annual Meeting”). We have reviewed the Staff Letter with our client, GAMCO, and provide the following responses on GAMCO’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General
1.	Please provide the disclosure regarding the approximate date upon which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), in the proxy statement (as defined under Rule 14a-1) and distinguished from the cover letter to shareholders which – while filed under cover of Schedule 14A ─ is not a required disclosure under Rule 14a-101.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

2.	Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 9, 2018

GAMCO acknowledges the Staff’s comment and advises the Staff that it does not currently intend to distribute its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement; however, in the event GAMCO does distribute its definitive proxy statement prior to the Company’s distribution of its definitive proxy statement, GAMCO confirms its understanding that it must provide any omitted information to security holders in the form of a proxy supplement.

3.	We noticed the disclosure on page three regarding the “Important Notice” with respect to the anticipated electronic availability of the proxy statement. Please advise us whether the participants will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

GAMCO acknowledges the Staff’s comment and advises that it will not be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). GAMCO intends to do a mailing distribution of its Proxy Statement and proxy card and has revised the Cover Letter and the Proxy Statement to clarify that the Proxy Statement will be “mailed” to shareholders. In addition, GAMCO will post its Proxy Statement and proxy card as well as all additional soliciting materials to a Website to be created and make those materials available to shareholders free of charge through the conclusion of the Annual Meeting.

Quorum; Broker Non-Votes; Discretionary Voting, page 15

4.	The disclosure indicates broker non-votes may exist. Under NYSE Rule 452, and the more recent interpretations thereof, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. By in effect defining what constitutes a broker non-vote in the last sentence of the disclosure in this paragraph, this disclosure creates ambiguity with respect to whether broker non-votes will or will not be counted as votes cast on any other proposal. Please revise to remove the implication that broker non-votes will exist at all, or advise. See also Item 21(b) of Schedule 14A.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Solicitation of Proxies, page 17

5.	We note that proxies may be solicited by mail, in person, by telephone or other electronic means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the participants’ understanding in a response letter or otherwise.

GAMCO acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A.

March 9, 2018

Incorporation by Reference, page 20

6.	Refer to the second sentence under this heading that reads in pertinent part as follows: “This disclosure is expected to include, among other things, [ ], and other important information.” Advise us, with a view toward revised disclosure, how the “clear reference” standard within Rule 14a-5(c) has been satisfied given the apparent non-exhaustive list of required disclosures that have been omitted from the participants’ proxy statement.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to replace the reference to “other important information” with “Section 16(a) beneficial ownership reporting compliance of the Company’s directors, related party transactions and general information concerning the Company’s administration and independent registered public accounting firm.”

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In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth R. Gonzalez-Sussman

Elizabeth R. Gonzalez-Sussman

cc:	David Goldman, GAMCO Asset Management Inc. George Maldonado, GAMCO Asset Management Inc. Steve Wolosky, Olshan Frome Wolosky LLP